Exhibit 12.2

American Airlines, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Income before income taxes	$1,063	$601	$1,639	$1,013
Add: Total fixed charges (per below)	323	323	641	677
Less: Interest capitalized	13	13	28	23

Total earnings before income taxes	1,373	911	2,252	1,667

Fixed charges:
Interest (1)	150	152	291	330
Portion of rental expense representative of the interest factor	173	171	350	347

Total fixed charges	$323	$323	$641	$677

Ratio of earnings to fixed charges	4.3	2.8	3.5	2.5

(1)	The three and six month periods ended June 30, 2014 include non-cash interest accretion related to Bankruptcy Settlement Obligations.